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(a) (9)           Text of press release issued by Castle & Cooke Inc. dated June
                  22, 2000


             CASTLE & COOKE, INC. ANNOUNCES TENTATIVE SETTLEMENT OF
                             SHAREHOLDER LITIGATION

LOS ANGELES, California, June 22, 2000 -- Castle & Cooke, Inc. announced today that Flexi-Van Leasing, Inc. and the Board of Directors of Castle & Cooke, Inc. have tentatively agreed to settle shareholder litigation relating to Flexi-Van Leasing, Inc.'s offer to purchase all of the outstanding shares of Castle & Cooke, Inc. Under the tentative settlement, the offer price would be increased by $0.75 per share from $18.50 to $19.25 per share, representing a 60 percent increase over the $12.06 per share price of the stock immediately prior to Flexi-Van Leasing, Inc.'s March 29, 2000 proposal of $17.00 per share and creating an additional $123 million in enterprise value. The higher offer price also represents a $38 million or an approximate 13 percent increase over the $17.00 per share price specified in the original proposal. The $19.25 per share offered under the tentative settlement places the total enterprise value, which includes the assumption of debt, of Castle & Cooke, Inc. at approximately $615 million.

         The tentative settlement is subject to the execution of a binding settlement agreement and court approval. Tender offer materials filed on May 31, 2000 with the Securities and Exchange Commission to commence the tender offer at $18.50 per share are in the process of being amended to reflect the increased price of $19.25 per share under the tentative settlement and will be filed with the Securities and Exchange Commission and distributed to shareholders in due course, subject to the tentative settlement terms being finalized.

         The tender offer is conditioned upon a majority of the outstanding common stock which Flexi-Van Leasing, Inc. or its affiliates do not already own being validly tendered. In the merger, which is anticipated to follow the closing of the tender offer, any shares not tendered will be converted into the right to receive $19.25 per share in cash.

         Castle & Cooke, Inc. is a developer of residential and commercial real estate in Hawaii, California, North Carolina, Arizona, Georgia and Florida. The company also owns and operates two of the world's highest-rated resorts on the island of Lana'i in Hawaii.

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